Harbin Electric, Inc.
No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu

Harbin Kai Fa Qu, Harbin, China 150060

October 28, 2010

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Harbin Electric, Inc. (the “Company”)
Response to Form 10-K for the year ended December 31, 2009
Filed on March 16, 2010
File No.: 001-33276
Response to Form 10-Q for the period ended June 30, 2010
Filed on August 9, 2010
File No.: 001-33276
Definitive proxy statement on Schedule 14A filed on June 24, 2010

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the ”Commission”), on September 30, 2010 (the “Staff’s Letter”). The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the year ended December 31, 2009

General

1.
We note that the date of your annual meeting of stockholders was July 26, 2010.  Please tell us when you intend to file a current report on Form 8-K to report the results of that stockholder vote.  See Item 5.07 of Item 8-K.  Also provide us your analysis regarding the effect of such filing now on your ability to use short-form registration statements.  See Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response to Comment 1:

The results of the stockholders’ vote with respect to the Company’s annual meeting of stockholders which was held on July 26, 2010, were included and disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010 which was filed on August 9, 2010. Because the 8-K filing deadline was July 30, 2010, the fact that this information was filed, instead with the Company’s Form 10-Q means that the Company is considered current but not timely with respect to its filings during the past 12 months.  Unless the Company requests and is granted relief from the Commission of the timeliness requirements of Form S-3 with respect to this filing, the Company may not file a Registration Statement on Form S-3 until after July 31, 2011.  However, the Company may continue to use its currently effective Registration Statements on Form S-3 until the date of its filing of its Annual Report on Form 10-K for its fiscal year ended December 31, 2010 or such other earlier date on which it may be required to file a Post-Effective Amendment to either S-3 Registration Statement.  In the event that the Company wants to use either of its currently effective S-3 Registration Statements after the date referred to in the preceding sentence but before August 1, 2011, it will be required to filed a Post-Effective Amendment to such Registration Statements on Form S-1. In the event that the Company wants to use either of its currently effective S-3 Registration Statements after August 1, 2011, it may do so without the filing of a Post- Effective Amendment on Form S-1.

Item 1. Business, page 3

Customers, page 8

2.
We note the customer mentioned in the first sentence of this section.  If sales to a customer exceed 10% of your revenues and the loss of that customer would have a material adverse effect on you, please identify that customer in future filings.  Refer to Item 101(c)(vii) of Regulation S-K.

Response to Comment 2:

The Company notes the Staff’s comment. In its future filings, the Company will identify the customer if sales to that customer exceed 10% of the Company’s total revenues and the loss of the customer would have a material adverse effect on the Company’s financial results.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

3.
We note that your fiscal year 2009 revenue has increased by approximately 85% as compared to fiscal 2008 and noted from your disclosure that the increase is primarily related to the acquisitions of Xi’an Tech Full Simo, which contributed $44 million in revenues, the increase in linear motor sales, the increase specialty micro motors, and the increase in industrial rotary motors.  In light of the significant increase in revenue for fiscal year 2009 as compared to the prior year, your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management.  When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change.  For example, please quantify each material factor, i.e. such as price changes and/or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change.  The analysis should reveal underlying material causes of the factors described and any future impact on operating results.  Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A in future filings, including operating expenses.  For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.  Please provide us with your revised proposed disclosure as part of your response.

Response to Comment 3:

The Company notes the Staff’s comment and will include a similar disclosure, as described below, in the analysis of the Company’s results of operations in the MD&A Section in its future filings:

For the year ended December 31, 2009, total revenues were $223.2 million, compared with $120.8 million in 2008, reflecting an 85% growth, or a growth of $102.4 million year-over-year. This $102.4 million revenue growth was attributable to $11.1 million growth in linear motors, $6.4 million growth in special micro motors, and $88.6 million growth in industrial rotary motors, which were partially offset by a $3.7 million decline in sales of other products such as armatures.

The $88.6 million higher revenues in industrial rotary motors reflect a $44.1 million contribution to revenues from Xi’an Tech Full Simo and a $44.5 million increase in sales at Weihai Tech Full Simo. Xi’an Tech Full Simo was acquired in October 2009 and began to contribute to total sales in the fourth quarter of 2009.  Since Weihai Tech Full Simo was acquired in July 2008, its 2008 sales reflected only sales from the second half of that year while its 2009 sales reflected a full year of sales.  In the first half of 2009, Weihai Tech Full Simo contributed $28 million in sales compared to no contribution in the first half of 2008. In the second half of 2009, Weihai Tech Full Simo sales grew by $16.5 million over the second half of 2008 driven by volume growth due to a strong economic recovery in China.

Linear motor sales were up 19%, or $11.1 million from 2008 due to higher volumes in oil pumps sales (540 units in 2009 compared to 214 units in 2008, approximately $14.3 million higher) and new sales from our linear motor propulsion systems developed for coal transportation trains ($7.3 million), as the Company started to deliver these products during the 4th quarter. These were partially offset by lower volumes in other linear motors.

2009 sales of specialty micro motors were up 17%, or $6.4 million from 2008 due to higher volumes driven by a strong economic recovery in China in 2009.

Investment Activities, page 31

4.
We note the disclosure that a portion of the proceeds from your August 2009 offering were used to pay for the October 2, 2009 acquisition of Simo Motor.  Please tell us when you commenced negotiations regarding that acquisition and provide us your analysis of what disclosure regarding that acquisition was required in the prospectus for that offering in light of the status of the negotiations at that time.

Response to Comment 4:

The target company Xi’an Tech Full Simo Motor Co. Ltd. (“Simo”) came to the Company’s attention in late April 2009. At the time the Company became aware of Simo, a major international motor company had been in negotiations to acquire Simo for several months and came close to an agreement. However, due to the impact of the global financial crisis, this major international motor company decided to stop all M&A activities globally and as a result, the opportunity opened up for other interested parties.  Upon learning of this potential opportunity, the Company contacted  Simo in order to obtain more information regarding the opportunity. In July, the Company decided to formally review the books and financials of Simo and engaged an independent accounting firm on July 17, 2009 to audit Simo.  However, although the Company was given permission to conduct due diligence with respect to Simo, no agreement had been entered into between the Company and Simo with respect to the potential acquisition and significant uncertainties existed as to whether such an agreement would ever be reached.

A preliminary term sheet with respect to the acquisition of Simo was not reached until  late August 2009.   At that time, the Board of Directors of the Company (the “Board”) engaged a third party financial advisor to evaluate the fairness of the terms of the proposed acquisition. On September 25, 2009, after the fairness opinion was provided by a third party financial advisor, the Board approved the acquisition. The Company and Simo entered into a formal agreement with respect to the acquisition on October 2, 2009.

On July 20, 2009, we engaged Roth Capital Partners, LLP (“Roth”) to lead a public offering of $50 million of our common stock. We began the road show the following week. As specified in the engagement letter with Roth and during the road show, we communicated with investors at all times that the Company was targeting to raise up to $50 million and the funds would be used to pay down the majority of our long term debt, terminate our SWAP Agreement and for working capital and capital expenditures. After marketing the offering, however, Roth informed the Company that it received overwhelming interests from investors and the subscriptions to the public offering were at $100 million and asked the Company whether it would like to increase the offering size to $100 million. After careful consideration, the Company decided to accept the $100 million. The offering closed on August 4, 2009. The Company did not believe that it had any legal requirement to disclose any information regarding the potential acquisition in the July 30, 2009 prospectus with respect to the offering, because (i) the Simo acquisition discussion was still in its preliminary due diligence stage, (ii) no agreement with respect to such potential acquisition had been signed by the Company and no term sheet had even been agreed upon, (iii) no proceeds from the offering were specifically targeted for use for the Simo or any other acquisition, and (iv) there were still significant uncertainties regarding the potential acquisition. The prospectus did state that the offering proceeds could be used to fund product development and/or for working capital and general corporate purposes, including for potential acquisitions.

Item 10. Directors… page 38

5.
Your disclosure here does not appear to comply with the requirements of Item 401(e) of Regulation S-K, as revised by Securities Exchange Act Release 34-61175 (Dec. 16, 2009).  Please amend your filing accordingly, and include such disclosure in future filings.

Response to Comment 5:

Below is the proposed revision for the disclosure of directors’ qualifications:

Director	Qualification Highlights	Rationale
Ching Chuen Chan	• Expertise in Electrical Engineering • Academy Member • Intellectual Horse Power • Academic Leadership • Strategic Planning • Manufacturing
Mr. Chan is an Honorary Professor at Hong Kong University's Department of Electrical and Electronics Engineering.  From 1976 through present, Mr. Chan earned many professorships in honorary, visiting and guest roles at world renowned institutions including UC Berkeley, MIT, University of Hong Kong, and Tsing Hua University.  He is a Fellow of the Royal Academy of Engineering, U.K., the Chinese Academy of Engineering, the Ukraine Academy of Engineering Sciences and a Fellow and Past Vice President of Hong Kong Academy of Engineering Sciences.  He is also a Fellow of IEEE, IEE and HKIE, Past President of the Hong Kong Institution of Engineers.  He was awarded the IEE International Lecture Medal in 2000 and lecturing on electric vehicles worldwide. In 2001, he was selected as one of Asia's Best Technology Pioneers by Asiaweek.  During his career, Mr. Chan has advised on various consultancy projects for large corporations such as Ford Motor Company, Honda R & D Co Ltd., National Institute of Environmental Studies, Japan, Sumitomo Corporation and Mitsubishi Electric Corporation as well as serving as an advisor to government agencies.  Since February 2008, Mr. Chan has been serving as an independent director of Azeus Systems Holdings Ltd., a provider of IT consultancy services based in Hong Kong that is listed on Singapore Exchange Mainboard.

Mr. Chan’s outstanding academic achievements in electrical engineering, extensive expertise in technological advancement, and collaboration with world-renowned manufacturers allow him to bring insights in technology and management practice of industrial companies to the Board.  Mr. Chan serves as Chairman of Nominating and Corporate Governance Committee of our Board.

Lanxiang Gao	• Current Subsidiary COO • More than 30 years of Expertise in Micro Motors • Experience in Manufacturing Processes • R&D and Manufacturing Management
Ms. Gao joined the Company in September 2007 as Chief Operating Officer of Shanghai Tech Full Electric Co., Ltd., a wholly owned subsidiary of the Company.  Ms. Gao worked as an engineer for Shanghai No.21 Research Institute, a research and development institution under the state-owned China Electronics Technology Group for over 30 years.  She managed a development and production project of office automation motors in collaboration with Sankyo Seiki, Inc. of Japan for 10 years and served as the Senior Engineer managing micro motor research and development, with a focus on the development of specialty micro-motors of automobile seats for two years.  Ms. Gao has won numerous government sponsored Science & Technology Progress Awards including a First Place Prize due to her outstanding contributions in the research and development of electric motors.

Ms. Gao’s extensive technical and management expertise in the R&D and manufacturing of micro motors make her an invaluable addition to the Board and bring to the Board the business knowledge in the area of micro motors, a business line of strategic importance to Harbin Electric.

David Gatton	• Strategic Planning • Public & Government Policy • Legal Affairs • Business Development • Marketing
Since 1985 Mr. Gatton has served as the Chairman and President of Development Initiatives, Inc, a Washington, D.C.-based government relations firm specializing in urban affairs, business development and marketing, serving a variety of public and private clients.  Mr. Gatton advises cities, organizations, and companies on business development strategies, public/private partnerships and marketing initiatives.  He has advised various organizations on tax reform, economic development initiatives and a variety of environmental laws, including the reauthorization of the Clean Water Act, the Safe Drinking Water Act, the Resource Conservation and Recovery Act, Superfund and the Clean Air Act.  From May 2004 to February 2008, Mr. Gatton served as an independent director of Bodisen Biotech, Inc., a public company that was listed on AMEX and was engaged in developing, manufacturing and selling organic fertilizers, liquid fertilizers, pesticides and insecticides in China and is currently quoted on the Over-the-Counter Bulletin Board.  Mr. Gatton’s major accomplishments include: development of U.S.-Sino Memorandum of Cooperation between U.S. and China Association of Mayors, development of a national brownfield redevelopment initiative, development of several multifamily low- and moderate-income housing developments, business development strategies for various private firms, and assistance in development of economic development projects for numerous cities.

Mr. Gatton brings a deep understanding of public and government policy as well as knowledge in legal affairs and business development to the Board.  His consulting experience with many business and government entities gives him insights from which he can draw as Chairman of Compensation Committee.

Boyd Plowman	• Former CFO • Finance • Accounting • Tax • Strategic Planning • Manufacturing
Mr. Plowman joined Harbin Electric’s Board of Directors on December 1, 2009 as an independent board member.  Mr. Plowman is a retired Executive Vice President and Chief Financial Officer of Fleetwood Enterprises, Inc. (“Fleetwood”) where he was employed from 1969 until 1987 and from 1997 until 2008.  Fleetwood was the world’s largest producer of recreational vehicles and manufactured housing.  During his career with Fleetwood, Mr. Plowman held numerous leadership positions including Controller, Treasurer, and Financial Vice President.  During his second stint with Fleetwood, he served as Executive Vice President and Chief Financial Officer until his retirement in 2008.  On March 9, 2009, Fleetwood filed a voluntary Chapter 11 petition for itself and for certain of its subsidiaries in the U.S. Bankruptcy Court for the Central District of California.  He also served as President and Chief Executive Officer of Lee & Associates (Inland Empire Region), one of the leading commercial real estate brokerage firms in the United States.  Prior to that, Mr. Plowman served as a Director and Chairman of the Audit Committee for Corporate Insurance and Reinsurance Company Limited (CIRCL), a Bermuda-based company reinsuring risks for captive insurance companies.  Earlier in his career, Mr. Plowman worked as a senior tax accountant at Arthur Andersen & Co. and Ernst & Ernst and was a certified public accountant.  Mr. Plowman is the co-founder and President of Boyd Plowman &  Associates, Inc., a firm involved in venture capital, merchant banking, and consulting services regarding real estate, capital formation, and financial services.

Mr. Plowman’s strong finance and accounting background and many years of CFO experience at a manufacturing company make him well qualified to serve as Chairman of Auditing Committee.

Tianfu Yang	• Founder • Current CEO • Leadership Vision • Strategic Planning • Manufacturing • Supply Chain • Marketing • Electrical Engineering • Public Policy • Public Service
Since May 2003, Mr. Yang has been the Chairman and CEO of Harbin Tech Full Electric Co., Ltd. From 2000 until now, he has been the Chairman and CEO of Harbin Tech Full Industry Co., Ltd.  From 1994 to 2000, he was President of Harbin Tianheng Wood Industry Manufacture Co., Ltd.  From 1991 to 1994, Mr. Yang was the President of Hong Kong Lianfa Real Estate Company.  From 1988 to 1991, he was the President of Hong Kong Property Management Development. From 1986-1988, he was the President of Helongjiang Cultural Development Company and Guangzhou Subsidiary Company.  Mr. Yang graduated from Zhejiang University with a Masters degree in Electric Motor Automation and Control.  Mr. Yang is currently the commissioner of the China Electro-Technical Society (CES) in the Linear Motor and Electromagnetism Eradiation Specialist Committees.  Mr. Yang is also a Deputy representing Heilongjiang Province to the 11th National People’s Congress (NPC).

As the founder of the Company and a successful entrepreneur, Mr. Yang’s leadership vision, diverse business management experience, in-depth knowledge in electric motors, deep understanding of the market and government policy have enabled him to develop a thorough understanding of all aspects of Harbin Electric’s business and development and best qualify him as the leader of the Company and Chairman of the Board.

Yunyue Ye	• Expertise in Electric Motors • Academic Leadership • R&D Management • Manufacturing Processes
Mr. Ye is currently a professor in Electrical Engineering at Zhejiang University, where he has taught since 1978.  Mr. Ye also serves as Director of the Aerospace Electric and Electrical Motor Institute of Zhejiang University and Director of the Linear Motor Institute of the Chinese Electrotechnical Society.  Mr. Ye was also Council Member of the Chinese Electrotechnical Society.

Mr. Ye’s extensive expertise in the research and development of electric motors, especially in linear motors, brings intellectual horse power to the board of Harbin Electric with a focus on R&D and innovation.

Item 11. Executive Compensation, page 41

Elements of our executive compensation program

6.
In addition to discussing the general considerations applicable to the amounts and elements of compensation that you pay, please tell us and revise future filings to disclose the specific, material reasons for the amounts you determined to award your named executive officers during your last-completed fiscal year.  For example, it is unclear from your current disclosure why Ms. Shue received the largest base salary and received the largest option award.  It is similarly unclear what factors were considered in determining to award Ms. Shue a bonus and why your other named executives did not also receive a bonus.

Response to Comment 6:

As stated in our Compensation Philosophy and Objectives, the Compensation Committee has determined that an executive officer who is a Chinese national and is based in China will be entitled to a locally competitive package and an executive officer who is an expatriate or who is based in the U.S. will be paid a salary commensurate with those paid to executives in the U.S. Among the named four executive officers, Ms. Shue is the only executive who is an American citizen, resides and works in the U.S. while the other three named executive officers are Chinese citizens working and living in China. Therefore, Ms. Shue is compensated based on the market compensation in the U.S. and received the highest salary while the other officers are compensated consistent with market compensation practices in China. The salary difference between Ms. Shue and the other officers is purely due to differences in living standards and compensation practices between China and the U.S. The number of stock options awarded to Ms. Shue as part of her compensation was determined  when Ms. Shue was recruited to join the Company as Executive Vice President of Finance and Investor Relations. This position needs someone who has senior management experience and has expertise in corporate finance, accounting, investor relations, as well as having good communication skills and is fluent in both English and Chinese. A talent such as Ms. Shue, who holds a Ph.D. and MBA degree and has all the qualifications mentioned above, is not easy to  find and attract, especially for a small cap Chinese company. The Compensation Committee determined that a compensation package relying on an average base salary and cash bonus needed a competitive option award in order to secure the services of a professional with Ms. Shue’s qualifications. The Compensation Committee believes that Ms. Shue’s compensation package is consistent with common compensation practices in the U.S. for her qualifications.

The Company had an outstanding performance in 2009, with highlights including a successful $115 million equity financing and completion of the largest acquisition in the Company’s history. Ms. Shue led the successful equity financing and played an important role in the acquisition. The Compensation Committee decided to award Ms. Shue a moderate bonus of $25,000 for her outstanding contribution to the Company’s performance.  The Compensation Committee believes this is consistent with compensation practice in the U.S. under similar circumstances. The other named executive officers in China voluntarily asked the Company's Chief Executive Officer to advise the Compensation Committee not to consider a bonus for them out of an egalitarian Chinese culture as  thousands of employees in China would not be awarded a bonus.

In response to the Staff comment, in future filings, the Company will discuss more specific, material reasons for the amounts we determine to award our named executive officers. We will make a note under the name of each named executive officer indicating whether they are Chinese citizens residing in China and compensated according to compensation practices  in China or whether they are American citizens residing in the U.S. and compensated according to compensation practices in the U.S. The Company will provide additional information in future filings if there are significant differences in compensation between executives in similar positions.

7.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe in detail the process you undertook to reach that conclusion.

Response to Comment 7:

The Company notes the Staff’s comment and it will include the risk analysis of its compensation plans in future filings. The proposed disclosure is as follows:
The Compensation Committee (the “Committee”) has reviewed the Company’s compensation plans as generally applicable to our executives and completed a risk assessment of the Company’s compensation plans in 2009. Based on this evaluation, the Committee concluded that our programs appropriately align compensation with long−term shareowner value creation and avoid short−term rewards for decisions that could pose long−term risks to the Company.  The Committee believes that our plans do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. The design of our compensation policies and programs encourage our employees to remain focused on both the short-term and long-term goals of the Company. For example:

(i)	Our compensation mix is appropriately balanced with long-term equity incentive, short-term cash incentive bonus, and base salary;

(ii)
Our cash bonus plans to executives measure performance on an annual basis and need to be approved by the Committee annually; the Company in its history has rarely granted cash bonuses to its executives;

(iii)
The Committee maintains strict controls over the Company’s equity granting practices and the Company in its history has only granted very limited amount of stock options to its executives and employees;

(iv)
Our equity awards typically vest over a number of years, which we believe encourages our employees to focus on sustained stock price appreciation, thus limiting the potential value of excessive risk-taking.

Summary Compensation Table, page 41

8.
The disclosure here and on pages 43-44 regarding amounts recognized for financial statement reporting purposes does not appear to comply with the requirements of Item 402(c)(2)(vi) and Item 402(k)(2)(iv) of Regulation S-K, as revised by Securities Exchange Act Release 34-61175 (Dec. 16, 2009).  Please amend your filing accordingly.

Response to Comment 8:

The Company notes the Staff’s comment. According to the Securities Exchange Act Release 34-61175 that was revised in December 16, 2009, the Final Rule to disclose of stock awards and option awards  requires disclosure of the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. We noted that we inadvertently overlooked updating the reference code under the Summary Compensation Table which incorrectly attributed the reference of the disclosures to FAS 123R rather than FASB ASC Topic 718. The Company’s disclosures in its Summary Compensation Table regarding amounts recognized for stock option awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (previous FAS 123R) and referenced to Note 19 of the Consolidated Financial Statements for the assumptions being used. We also provided disclosure of our accounting policies regarding stock-based compensation under Note 2: Summary of Significant Accounting Policies. We will pay close attention in future filings to address the codification reference.

Item 13. Certain Relationships and Related Transactions…page 47

9.	In your future filings, please provide the disclosure required by Item 404(b) of Regulation S-K.

Response to Comment 9:

The Company notes the Staff’s comments and in future filing will provide the disclosure required by Item 404(b) of Regulation S-K.

Signatures, page 53

10.	In future filings, please include the signature of the registrant below the first paragraph of text required on the signatures page.

Response to Comment 10:

The Company notes the Staff’s comment and in future filing will include the signature of the Company below the first paragraph of text required on the signatures page.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-11

11.
We note from page 8 that you provide after-sale services to your customers.  Please revise your revenue policy in future filings to also discuss your accounting policy with regards to revenues earned from providing such services.  Please provide us with your proposed disclosure as part of your response.

Response to Comment 11:

The Company notes the Staff’s comment and will include the following proposed disclosure in its future filings regarding its accounting policy with regards to revenues earned from providing services:

Services Revenue.  In addition to the equipment sales, the Company also provides after-sale services to our customers.  Service revenue is recognized as services are rendered, the customers have approved the completion of the services and invoices have been issued and collectability is reasonably assured. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

12.
We note from your table on page F-18 that certain finished goods are now held on consignment.  Please explain to us and revise future filings to disclose your revenue recognition policies with regards to the sale of consigned inventories.

Response to Comment 12:

The Company notes the Staff’s comment. The Company recognizes revenues with regards to the sales of consigned inventories when the title and risks of ownership have been transferred to customers; customers provide a persuasive evidence to notify the Company, and upon receipt of the notification form from customers. The Company also performs periodic inventory counts to confirm the inventory quantities held on consignment.

The Company will revise its future fillings to include the disclosure with respect to its revenue recognition policies in connection with the sale of consigned inventories.

Note 15. Additional Product Sales Information, page F-24

13.
We noted your discussion on page 3 that you have three major product lines, linear motors and integrated systems, specialty micro-motors, and industrial rotary motors.  Please revise to report revenues from external customers for each product line in accordance with FASB ASC 280-10-50-40.

Response to Comment 13:

The Company has always reported revenues from external customers for each product line by percentage of total revenues in the MD&A section where analysis of operations was discussed. The Company believes that the percentage information is more meaningful than dollar amount in giving a picture of the Company’s revenue mix by product lines. In addition, the Company has provided gross profit margin for each product line in the MD&A section. The information provided in the Company’s Annual Report on Form 10-K was as follows:

	Percent of Total Revenues
Product Line	2009	2008
Linear Motors and Related Systems	27%	41%
Specialty Micro-Motors	18%	28%
Rotary Motors	52%	23%
Weihai	32%	23%
Xi'an	20%	0%
Others	3%	8%
Total	100.0%	100.0%

	Gross Profit Margin
Product Line	2009	2008
Linear Motors and Related Systems	59.3%	54.0%
Specialty Micro-Motors	39.2%	40.0%
Rotary Motors	18.9%	11.2%
Weihai	11.2%	11.2%
Xi'an	31.6%	NA
Others	46.1%	44.7%
Total/Average	34.3%	39.3%

The Company believes that the above information provided in the MD&A section is consistent with the request in the Staff’s comment. Therefore, the Company does not believe that it is necessary to amend its Annual Report on Form 10-K for the year ended December 31, 2009. In response to the Staff’s comment, in future filings, we will also include this information in the footnotes.  However, we respectfully ask the Commission to approve that we do not need to revise the Company’s past filings.

Note 16. Business Combinations, page F-24

14.
We noted that you recorded a significant amount of goodwill in conjunction with the acquisition of Simo Motor in October 2009.  Please revise future filings to provide investors with a qualitative description of the factors that make up the goodwill recognized.  We refer you to FASB ASC 805-10-50.

Response to Comment 14:

In response to the Staff’s comments, in future filings, the Company will provide investors with a qualitative description of the factors that make up the goodwill recognized. The Company would provide a qualitative description as follows:

The Company accounts for business combinations using the purchase method of accounting. The total consideration paid in an acquisition is allocated to the fair value of the acquired company’s identifiable assets and liabilities. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The goodwill recognized in conjunction with the acquisition of Simo Motor in October 2009 represents intangible values that Simo has built over its more than 40 years of history, which do not qualify for separate recognitions, or other factors. These values include but are not limited to:

(i)	Expected synergies from combining operations of Simo and Harbin;

(ii)	The experienced work force;

(iii)	Thousands of product models and related proprietary technologies; and

(iv)	The proprietary manufacturing processes.

15.
We see that you provided a table that summarizes the net book value and the fair value of the assets acquired and liabilities assumed from Simo Motor, however, given the significance of the acquisition of the impact to your current balance sheet, it appears this table is too condensed to provide significant value to investors.  Please revise in future filings to provide the fair value of each major class of consideration, such as cash, accounts receivable, inventory, etc.

Response to Comment 15:

The following is the proposed revised disclosure to be included in our future filings.

Acquisition of Xi’an Tech Full Simo Motor Co. Ltd.

The following table summarizes the net book value and the fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Net Book Value	Fair Value
Cash and cash equivalents	$11,092,963	$11,092,963
Restricted cash	15,641	15,641
Accounts receivable, net	61,945,058	61,945,058
Inventories	65,133,441	65,133,441
Advances on inventory purchases	8,036,296	8,036,296
Other assets, current	4,695,563	4,695,563
Current assets	150,918,962	150,918,962
Property, plant and equipment, net	53,417,013	54,331,338
Intangible assets	5,919,862	13,146,349
Other noncurrent assets	970,465	970,465
Goodwill	-	41,799,976
Total assets	211,226,302	261,167,090

Accounts payable	42,156,368	42,156,368
Short term loan – bank and others	44,088,679	44,088,679
Customer deposits	21,264,239	21,264,239
Tax payable	6,825,557	6,825,557
Accrued liabilities and other liabilities, current	11,047,957	11,047,957
Long term loan, bank	5,868,000	5,868,000
Total liabilities	131,250,800	131,250,800
Noncontrolling interest	17,957,814	17,957,814
Net assets	$62,017,688	$111,958,476

16.
We see your disclosure that you used an independent appraisal to determine the fair value of Simo Motor’s net assets.  Please tell us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http.//www.sec.gov/divisions/corpfin/guidance/sasinterp.htm and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response to Comment 16:

Under this Note, we had the following disclosure shown in the paragraph below which was set in the last paragraph of this Note in the Company’s Annual Report on Form 10-K.

For the above two acquisitions, the acquirer, HTFE and the acquired subsidiaries of the Company, engaged a third party independent appraiser to evaluate and determine the fair value of major assets acquired. The third party independent appraiser is a certified public accountant under the laws of PRC (the “PRC CPA”). The assets evaluated by the independent appraiser included fixed assets (equipment and buildings), construction in progress, and intangible assets (land use rights). The PRC CPA conducted an on-site visit, inspected each item, conducted market research and investigation and provided an evaluation report based on certain asset evaluation policies and regulations issued by the Chinese government. The Company’s management used the PRC CPA’s appraisal reports as a reference to assess the fair value of these assets as reported in the financial statements. For current assets, however, the management used the carrying value on the acquisition date.

This disclosure is consistent with what has been disclosed in the past which had been reviewed and accepted by the Staff. The Company’s management believes that this disclosure provided a detailed explanation with respect to the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers for the assets acquired and is consistent with the Staff comment.

Exhibit 21.1

17.
Given the date of the document from which you incorporate, please tell us how this exhibit reflected the subsidiaries you held at the time you filed your annual report on Form 10K, including those acquired as a result of the October 2009 transaction mentioned in your document.  Also confirm that you will file an Exhibit 21 in future filings that reflects all subsidiaries.

Response to Comment 17:

The Company will file an Exhibit 21 in its future filing to reflect all subsidiaries of the Company.

Exhibits 31.1 and 31.2

18.
We note that the identification of the certifying individual at the beginning of the exhibits required by Regulation S-K Item 601(b)(31) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response to Comment 18:

The Company notes the Staff’s comments and will revise the identification of the certifying individuals at the beginning of the certification so that it does not include the individual’s title.

Form 10-Q for the period ended June 30, 2010

Financial Statements, page 3

Note 7, Inventories, page 19

19.	We note your table on page 20 includes a $1.4 million adjustment for the recovery of inventory reserves. Please clarify for us the nature of the recovery and how it resulted.

Response to Comment 19:

The reserve was made when the inventory’s market value was lower than the cost.  The recovery of the reserve was only made through sale or disposition of such inventory items.  During the second quarter, the Company sold significant amount of inventories that had been written down below cost at the close of previous reporting periods, which resulted in a $1.4 million adjustment for the recovery of inventory reserves.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Estimates, page 35

Inventories, page 36

20.
We noted your disclosure that you sometimes require a binding purchase order or a signed agreement by your customers agreeing to pay for and take possession of finished goods inventory parts for the duration of the agreement in order to mitigate certain risks.  Please tell us more about the terms of such agreements, including the nature of the finished goods parts and the accounting for transactions that are a part of these agreements, including the transfer of inventory to customers, the transfer back to you, if applicable, and related revenue recognition.

Response to Comment 20:

Some of the products manufactured by the Company are specifically designed and developed for a particular customer. As a result, the Company would not be able to sell these customized and specialized products to a different customer. As part of the risk management practice, the Company has established a policy that it would sometimes require a binding purchase order or a signed agreement by customers agreeing to pay for and take possession of finished goods inventory parts for the duration of the agreement under certain circumstances. However, the Company has never needed to enter into such a binding agreement with a customer in the past as we have not experienced any issue or loss with a customer and these customized and specialized products have always been in demand by our customers. In the MD&A discussion, the Company believes that it is important to point out this preventive risk management practice.

Results of Operations, page 38

21.
We also noted that your revenues for the three and six months periods ended June 30, 2010 increased significantly from corresponding revenues in the same periods last year.  In lights of the significant increase in revenues, please provide us with a detail explanation that quantifies, and describes the underlying nature of each factor that caused the significant changes in revenue between the three and six months period ended June 30, 2010 and the corresponding prior interim period presented.  For example, please quantify each material factor, i.e. such as price changes and/or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from period to period, and disclose the nature of or reason for each factor causing the aggregate change.

Response to Comment 21:

THREE MONTHS ENDED JUNE 30, 2010 AND 2009

For the second quarter of 2010, total revenues were $105.4 million, up 175% or $67 million, compared with $38.4 million in the second quarter of 2009, which was negatively impacted by the global financial crisis. This $67 million revenue growth was attributable to $8.7 million growth in linear motors, $6.6 million growth in special micro motors, $51.2 million growth in industrial rotary motors, and growth in other products. The year-over-year sales growth was mainly due to the acquisition of Xi’an Tech Full Simo in October 2009 and higher volume sales in all product lines driven by a stronger economy in China in 2010 compared to 2009.

The $51.2 million higher revenues in industrial rotary motors reflect a $44.6 million contribution from the October 2009 acquisition of Xi’an Tech Full Simo and $6.6 million higher volumes at Weihai Tech Full Simo. Sales growth of $8.7 million in linear motors was primarily due to higher volume sales of oil pumps (150 units or $6.6 million in the second quarter of 2010, compared to 105 units or $4.6 million in the second quarter of 2009), new product sales from our linear motor propulsion systems developed for coal transportation trains ($5.3 million in the second quarter of 2010 while none in the second quarter of 2009), and higher volumes in other linear motors. Increased sales in specialty micro motors were driven by higher volumes in 2010 versus 2009.

SIX MONTHS ENDED JUNE 30, 2010 AND 2009

For the six months ended June 30, 2010, total revenues were $210.9 million, reflecting $141.8 million growth compared with revenues of $69.1 million for the six months ended June 30, 2009. Compared with the six months ended June 30, 2009, which was negatively impacted by the global financial crisis, the significant sales growth was mainly the result of higher volumes across all product lines driven by a stronger economy in China in 2010 versus 2009 and a contribution of $89.6 million from Xi’an Tech Full Simo which was acquired in October 2009.

Revenues in industrial rotary motors were $107.8 million higher, reflecting a $89.6 million contribution from the October 2009 acquisition of Xi’an Tech Full Simo and $18.2 million higher volumes at Weihai Tech Full Simo. Linear motor sales were $16.1 million higher, reflecting higher volumes of oil pumps (255 units or $11.2 million in the first six months of 2010, compared to 165 units or $7.2 million in the first six months of 2009), new product sales from our linear motor propulsion systems developed for coal transportation trains ($11.2 million in the first six months of 2010 while none in the six month of 2009), and higher volumes in other linear motors. Sales in specialty micro motors were $16.7 million higher, driven by higher volumes in 2010 versus 2009, which was severely impacted by the global financial crisis.

Definitive proxy statement on Schedule 14A filed June 24, 2010

22.
In future filings, please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K.  Refer to Securities Exchange Act Release 34-61175 (Dec. 16, 2009) for guidance.  Include in your response the disclosure you would have included in this filing.

Response to Comment 22:

The Company will make additional disclosure required by Item 407(c)(2)(vi) to reflect the following disclosure. The Nominating and Corporate Governance Committee will consider director candidates recommended by security holders. Potential nominees to the Board of Directors are required to have such experience in business or financial matters as would make such nominee an asset to the Board of Directors and may, under certain circumstances, be required to be “independent,” as such term is defined in the Marketplace Rules of NASDAQ and applicable SEC regulations. Security holders wishing to submit the name of a person as a potential nominee to the Board of Directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating and Corporate Governance Committee at the following address: Nominating and Corporate Governance Committee of the Board of Directors, c/o Harbin Electric, Inc., No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, People’s Republic of China 150060. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating and Corporate Governance Committee, and/or any other method the Nominating and Corporate Governance Committee deems appropriate, which may, but need not, include a questionnaire.  The Nominating and Corporate Governance Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating and Corporate Governance Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating and Corporate Governance Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated any differently than any other potential nominee. Although it has not done so in the past, the Nominating and Corporate Governance Committee may retain search firms to assist in identifying suitable director candidates.

Board Leadership Structure

23.
Given your disclosure that one individual serves as chairman and chief executive, please tell us and revise future filings to disclose whether you have a lead director and what specific role the lead director plays in the leadership of the board.

Response to Comment 23:

The Company notes the Staff’s comment and will include in its future filing that the Company’s Board of Directors has not designated a lead director. Given the limited number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly and frequently. In the circumstances, the directors believe that formalizing a lead director to oversee functions in which they all participate might detract from rather than enhance the performance of their responsibilities as directors.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact our legal counsel, Angela Dowd, at (212) 407-4097.

Very truly yours,

/s/ Zedong Xu
Name: Zedong Xu
Title: Chief Financial Officer